EnLink Midstream Partners, LP

Pursuant to Rule 425 under the

Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

EnLink Midstream Partners, LP (Commission File No. 001-36340)

EnLink Midstream Partners, LP and EnLink Midstream, LLC conducted an investor presentation and posted the following presentation on their respective websites on October 22, 2018:

ENLC and ENLK ANNOUNCE SIMPLIFICATION TRANSACTION October 22, 2018

FORWARD-LOOKING STATEMENTS This presentation contains forward-looking statements within the meaning of the federal securities laws. Although these statements reflect the current views, assumptions, and expectations of our management, the matters addressed herein involve certain assumptions, risks, and uncertainties that could cause actual activities, performance, outcomes, and results to differ materially from those indicated herein. Therefore, you should not rely on any of these forward-looking statements. All statements, other than statements of historical fact, included in this presentation constitute forward-looking statements, including but not limited to statements identified by the words “forecast,” “may,” “believe,” “will,” “should,” “plan,” “predict,” “anticipate,” “intend,” “estimate,” and “expect” and similar expressions. Such forward-looking statements include, but are not limited to, statements about the proposed simplification transaction between EnLink Midstream Partners, LP and EnLink Midstream, LLC, the expected consideration to be received in connection with the closing of the proposed simplification transaction, the timing of the consummation of the proposed simplification transaction, if it will be consummated at all, that the proposed simplification transaction will be accretive, whether the elimination of EnLink Midstream Partners, LP’s incentive distribution rights will reduce cost of capital or enhance accretion from growth projects and M&A transactions, other anticipated cost savings or tax benefits from the proposed simplification transaction, whether the structure resulting from the proposed simplification transaction will streamline governance, reduce complexity for investors, or align interests for all equity holders, whether being taxed as a corporation will be more appealing to a wider set of investors, the pro forma description of EnLink Midstream, LLC and its operations following the proposed simplification transaction, guidance, projected or forecasted financial and operating results, timing for completion of construction or expansion projects, future operational results of our customers, results in certain basins, future rig count information, objectives, expectations, intentions, and other statements that are not historical facts. Factors that could result in such differences or otherwise materially affect our financial condition, results of operations, or cash flows include the expected timing and likelihood of completion of the proposed simplification transaction, including the ability to obtain requisite regulatory approval and the approval of the unitholders of EnLink Midstream Partners, LP and the satisfaction of the other conditions to the consummation of the proposed simplification transaction, risks that the proposed simplification transaction may not be consummated or the benefits contemplated therefrom may not be realized, risks that the cost savings, tax benefits, and any other synergies from the simplification transaction may not be fully realized or may take longer to realize than expected, as well as the applicable uncertainties, factors, and risks described in EnLink Midstream Partners, LP’s and EnLink Midstream, LLC’s filings (collectively, “EnLink Midstream”) with the Securities and Exchange Commission, including EnLink Midstream Partners, LP’s and EnLink Midstream, LLC’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Neither EnLink Midstream Partners, LP nor EnLink Midstream, LLC assumes any obligation to update any forward-looking statements. The assumptions and estimates underlying the forecasted financial information included in the guidance information in this presentation are inherently uncertain and, though considered reasonable by the EnLink Midstream management team as of the date of its preparation, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the forecasted financial information. Accordingly, there can be no assurance that the forecasted results are indicative of EnLink Midstream’s future performance or that actual results will not differ materially from those presented in the forecasted financial information. Inclusion of the forecasted financial information in this presentation should not be regarded as a representation by any person that the results contained in the forecasted financial information will be achieved. EnLink Midstream Announces Simplification Transaction 2

NON-GAAP FINANCIAL INFORMATION & OTHER DEFINITIONS

ENLINK MIDSTREAM

This presentation contains non generally accepted accounting principles (GAAP) financial measures that we refer to as adjusted EBITDA and distributable cash flow. Each of the foregoing measures is defined below. EnLink Midstream believes these measures are useful to investors because they may provide users of this financial information with meaningful comparisons between current results and prior-reported results and a meaningful measure of EnLink Midstream's cash flow after satisfaction of the capital and related requirements of their respective operations. Adjusted EBITDA achievement is a primary metric used in the EnLink Midstream Partners, LP ("ENLK" or "the Partnership") credit facility and short-term incentive program for compensating its employees. EnLink Midstream, LLC, is referred to in this presentation as ENLC or the General Partner.

Adjusted EBITDA and distributable cash flow, as defined below, are not measures of financial performance or liquidity under GAAP. They should not be considered in isolation or as an indicator of EnLink Midstream's performance. Furthermore, they should not be seen as a substitute for metrics prepared in accordance with GAAP. See ENLK's and ENLC's filings with the Securities and Exchange Commission for more information.

Definitions of non-GAAP measures used in this presentation:

1) Adjusted EBITDA - net income (loss) plus interest expense, provision (benefit) for income taxes, depreciation and amortization expense, impairments, unit-based compensation, (gain) loss on non-cash derivatives, (gain) loss on disposition of assets, (gain) loss on extinguishment of debt, successful acquisition transaction costs, accretion expense associated with asset retirement obligations, reimbursed employee costs, non-cash rent, cash collections under the secured term loan receivable, and distributions from unconsolidated affiliate investments, less payments under onerous performance obligations, non-controlling interest, (income) loss from unconsolidated affiliate investments and non-cash revenue from contract restructuring.
2) Distributable cash flow (DCF) - adjusted EBITDA (as defined above), less (i) interest expense, (ii) litigation settlement adjustment, (iii) adjustments for the redeemable non-controlling interest, (iv) interest rate swaps, (v) current income taxes and other non-distributable cash flows, (vi) accrued cash distributions on Series B Preferred Units and Series C Preferred Units paid or expected to be paid, and (vii) maintenance capital expenditures, excluding maintenance capital expenditures that were contributed by other entities and relate to the non-controlling interest of our consolidated entities.

Other definitions and explanations of terms used in this presentation:

1) Pro forma ENLC Distribution Coverage is defined as pro forma ENLC's expected Distributable Cash Flow divided by pro forma ENLC's total distributions expected to be declared.
2) ENLK's Debt to Adjusted EBITDA leverage ratio (leverage) is defined by the ENLK credit facility. A similar metric is expected in the pro forma ENLC facility.
3) Retained cash flow is calculated as (i) expected pro forma distributable cash flow minus (ii) total cash distributions declared in any given year. In this presentation, cumulative retained cash flow is the sum of the retained pro forma cash flow in years 2019, 2020, and 2021.
4) Series B Preferred Units means Series B Cumulative Convertible Preferred Units of ENLK.
5) Series C Preferred Units means Series C Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units of ENLK.
6) DCF per unit compound annual growth rate (CAGR) is defined as (i) the quotient of DCF per unit at the end of 2021 and the DCF per unit at the beginning of 2019, raised to the power of 1/3, (ii) minus 1.
7) Incentive distribution rights (IDRs) provide ENLC with performance-based pay for successfully managing the MLP, which is measured by cash distributions to the ownership of the units of the Partnership.
8) Enterprise value is defined as the sum of the (i) product of the closing ENLK unit price on 10/19/18 and the number of units outstanding at 6/30/18, (ii) product of the closing ENLC unit price on 10/19/18 and the number of units outstanding at 6/30/18, (iii) the product of the number of Series B units outstanding on 6/30/18 and the issue price of $15, (iv) the face value of the Series C units, and (v) total funded indebtedness of ENLK and ENLC as of 6/30/18.
9) Maintenance capital expenditures include capital expenditures made to replace partially or fully depreciated assets in order to maintain the existing operating capacity of the assets and to extend their useful lives.
10) Growth capital expenditures (GCX) generally include capital expenditures made for acquisitions or capital improvements that we expect will increase our asset base, operating income or operating capacity over the long-term.
11) Gathering is defined as a pipeline that transports hydrocarbons from a production facility to a transmission line or processing facility. Transportation is defined to include pipelines connected to gathering lines or a facility. Gathering and transportation are referred to as "G&T". Gathering and processing are referred to as "G&P".
12) BBL/D is defined as barrels per day.
13) BCF/D is defined as billion cubic feet per day.
14) NGL is defined as natural gas liquids.
15) GIP is defined as Global Infrastructure Partners.

EnLink Midstream Announces Simplification Transaction 3

IMPORTANT INFORMATION FOR INVESTORS AND UNITHOLDERS This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the transactions referred to in this material, EnLink Midstream, LLC expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary joint information statement and proxy statement of EnLink Midstream, LLC and EnLink Midstream Partners, LP that also constitutes a preliminary prospectus of EnLink Midstream, LLC. After the registration statement is declared effective, EnLink Midstream Partners, LP will mail a definitive proxy statement/prospectus to unitholders of EnLink Midstream Partners, LP, and EnLink Midstream, LLC will mail a definitive information statement to unitholders of EnLink Midstream, LLC. This material is not a substitute for the joint proxy statement/prospectus/information statement or registration statement or for any other document that EnLink Midstream, LLC or EnLink Midstream Partners, LP may file with the SEC and send to EnLink Midstream, LLC’s and/or EnLink Midstream Partners, LP’s unitholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF EnLink Midstream, LLC AND EnLink Midstream Partners, LP ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus/information statement (when available) and other documents filed with the SEC by EnLink Midstream, LLC or EnLink Midstream Partners, LP through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by EnLink Midstream, LLC and EnLink Midstream Partners, LP will be available free of charge on EnLink Midstream, LLC’s and EnLink Midstream Partners, LP’s website at www.enlink.com, in the “Investors” tab, or by contacting EnLink Midstream, LLC’s and EnLink Midstream Partners, LP’s Investor Relations Department at 214-721-9696. EnLink Midstream, LLC and the directors and executive officers of the managing member of EnLink Midstream, LLC, and EnLink Midstream Partners, LP and the directors and executive officers of the general partner of EnLink Midstream Partners, LP, may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of the managing member of EnLink Midstream, LLC may be found in its Annual Report on Form 10-K for the year ended December 31, 2017 filed with the SEC on February 21, 2018. Information about the directors and executive officers of the general partner of EnLink Midstream Partners, LP may be found in its Annual Report on Form 10-K for the year ended December 31, 2017 filed with the SEC on February 21, 2018. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available. EnLink Midstream Announces Simplification Transaction 4

ENLC AGREES TO ACQUIRE ENLK ENLC is today announcing the execution of a definitive agreement to acquire all common units of ENLK not already owned by ENLC in all-equity transaction ENLK common unitholders will receive 1.15 ENLC units for each outstanding ENLK common unit, representing value of $18.46 per ENLK unit, based on the October 19, 2018 closing price Transaction will be immediately accretive to DCF per unit for ENLC and ENLK unitholders Incentive distribution rights to be eliminated Taxable to ENLK common unitholders1, pro forma ENLC to receive the benefit of a step-up in tax basis ENLC expects to pay minimal U.S. federal income taxes through at least 2023 Pro forma capital structure impact All 3 rating agencies are expected to affirm ratings (BBB-at Fitch / BB+ at S&P / Ba1 at Moody’s) Series B and C Preferred Units, and existing senior unsecured notes to remain outstanding at ENLK Transaction expected to close in 1Q19, subject to unitholder approvals and customary closing conditions Transaction approved by conflicts committees and Boards of Directors at both ENLC and ENLK2 Requires affirmative vote of a majority of ENLK common and Series B Preferred Units, voting as a single class Due to ENLC issuance of common units, affirmative vote of a majority of the ENLC votes cast is required3 1 Taxes paid will vary depending individual common unitholder’s attributes. 2 GIP, ENLC, and certain subsidiaries of ENLC have entered into a support agreement. 3 GIP, which owns a majority of ENLC’s outstanding common units, executed a written consent to approve the ENLC issuance. EnLink Midstream Announces Simplification Transaction 5 Right Transaction. Right Time. One EnLink. Creates ~$13B enterprise value company

SIMPLIFIED ORGANIZATIONAL STRUCTURE[1]



CURRENT
Public ENLC Holders
Global Infrastructure Partners ("GIP")
100%
~36%
~64%
Public ENLK Holders
EnLink Midstream Manager, LLC
~41% LP
EnLink Midstream, LLC NYSE: ENLC
Non-Economic Managing interest
Series B Pref. Unitholders
~14% LP
Series C Pref. Unitholders
~0.4% GP
~22% LP
100% IDR
~23%
~16%
Senior Unsecured Notes
EnLink Midstream Partners, LP NYSE: ENLK
EOGP
~84%
PRO FORMA
Public ENLC Holders
Global Infrastructure Partners
Class C Unitholders²
~47%
~41%
EnLink Midstream Manager, LLC
~12% Non-Economic interest
Non-Economic Managing interest
EnLink Midstream, LLC NYSE: ENLC
Legacy Series B Pref. Unitholders²
Senior Unsecured Notes
Series C Pref. Unitholders
EnLink Midstream Partners, LP
Operating Assets

[1] The percent current and pro forma ownership percentages are based upon 6/30/18 data.
[2] Series B Preferred Units are expected to be convertible into pro forma ENLC units. Pro forma ENLC ownership interests are shown for voting purposes incorporating the ENLC Class C security that the Series B unitholders will receive for voting purposes only.

EnLink Midstream Announces Simplification Transaction 6

SUSTAINABLE, STREAMLINED, STRENGTHENED EXPECTED BENEFITS OF SIMPLIFICATION Sustainable platform for long-term growth & success: Creates ~$13 billion enterprise value company Accretive to DCF per unit for all unitholders, pro forma ENLC DCF per unit CAGR of ~10%+ from 2019 through 2021 Sustainable path for annual long-term distribution growth of 5% or greater, expecting mid to high single digit growth through 2021 Improved cost of capital elevates project returns: Simplified structure expected to result in improved trading liquidity and an expanded pool of investors seeking attractive midstream investments utilizing Form 1099 IDR elimination reduces equity cost of capital Greater financial flexibility enhances ability to execute growth plan Strengthens financial foundation: Forecasted pro forma ENLC distribution coverage of 1.3x – 1.5x Greater retained cash flow reduces external funding needs for organic project capital, with potential cumulative retained cash flow in excess of $700MM from 2019 - 2021 Significant tax shield expected to result in minimal federal income taxes through at least 2023 EnLink Midstream Announces Simplification Transaction 7 Strengthened Streamlined Sustainable

FINANCIAL PROFILE: PRO FORMA ENLC LONG-TERM COMMITMENT TO FOUR CORE FINANCIAL TENETS single digit distribution distribution coverage cash flow fee based business ENLC DCF per unit 2019 through 2021 EnLink Midstream Announces Simplification Transaction 8 Distribution Growth 5% or Greater Annual mid to high growth expectation Supported by robust and projected excess Project pro forma CAGR of ~10%+ from Leverage 3.5x – 4.0x Targeting long-term leverage of 3.5x – 4.0x Ongoing commitment to investment grade credit metrics Continued focus on provides cash flow stability Distribution Coverage 1.3x – 1.5x Delivers greater self-funding of attractive growth projects Mitigates risk of potential future volatility in the markets Provides attractive growth and sustainability of distribution over the long-term Self-funding Majority of equity GCX Ability to self-fund a significant portion of the equity component of growth capital (GCX) Reduces reliance on external financing Potential cumulative retained cash flow in excess of $700MM from 2019 - 2021

RIGHT TRANSACTION ACHIEVES PRIMARY OBJECTIVES CONFLICTS COMMITTEES’ PROCESS DRIVEN BY FOCUS ON CORE FINANCIAL TARGETS agencies trading liquidity EnLink Midstream Announces Simplification Transaction 9 Right Transaction. Right Time. One EnLink. Objectives: Definition of Success: Strengthen Balance Sheet Significantly increase distribution coverage Strengthen credit profile, with credit rating support from the rating Improve cost of capital Elimination of 100% of the IDRs, equal to the current GP take of ~10% Improve Access to Capital Structure that is attractive to a wider group of investors Structure with larger public unit float, which is expected to enhance Enhance Relative Valuation Equity market currently values simplified entities with a premium

ENLINK ADVANCES NEXT CHAPTER OF GROWTH[1]

ENLINK MIDSTREAM

CREATING SUSTAINABLE VALUE FOR STAKEHOLDERS

Our Business Model

Right Places. Right Partners. Executing our Right Plan with Excellence.

- Ongoing focus on 7 Growth Strategies
- Operating in 4 core asset areas: Oklahoma, Louisiana, Permian, and North Texas
- Strengthening relationships with all partners, including strategic partnership with GIP

Our Core Financial Tenets

Conservative, sustainable, and attractive financial metrics

- Forecasting long-term distribution coverage of 1.3x – 1.5x, while growing distributions at least 5% annually through 2021
- Self-funding significant portion of equity component of growth capital expenditures
- Maintaining investment grade style credit metrics, including leverage of 3.5x – 4.0x

Our Evolution

Elevating our pro forma financial foundation

- Lowering cost of capital and increasing project returns
- Expecting DCF per unit CAGR of ~10%+ during 2019 - 2021
- Enhancing enterprise value and improving valuation relative to peers

[1] Information on this page applies to pro forma ENLC following the consummation of the agreed simplification transaction.

EnLink Midstream Announces Simplification Transaction 10

EVOLVING FROM A POSITION OF STRENGTH TRACK RECORD OF YEAR-TO-DATE SUCCESS IN 2018 Realized growth across natural gas, NGL and crude operations of our Right Places Achieved increased segment profit in all asset regions in 2Q18, as compared to 2Q17 Successfully executing on 2016 – 2018 Oklahoma 3-year growth plan Facilitated volume stability for North Texas assets, with expected long-term decline < 5% Expanded strong relationships with multiple Right Partners Established and strengthened relationship with new strategic partner, GIP Announced Avenger, first crude gathering platform with Devon Energy Corporation in the Delaware Basin Announced Redbud, first crude gathering platform with Marathon Oil in the STACK Executed our Right Plan Reaffirming previously provided ENLK and ENLC 2018 financial guidance, with ENLK expected to be in the high-end of its adjusted EBITDA range ENLK continues to expect approximately 5% adjusted EBITDA growth in 2019 over the adjusted EBITDA mid-point of the 2018 range Announced comprehensive simplification transaction – Right Transaction. Right Time. One EnLink. EnLink Midstream Announces Simplification Transaction 11 Right Plan Right Partners Right Places

FUNDING & BALANCE SHEET

ENLINK MIDSTREAM

PRO FORMA CAPITAL STRUCTURE PROVIDES FINANCIAL FLEXIBILITY

Senior Unsecured Notes

- ENLK senior unsecured notes remain outstanding
- All 3 rating agencies are expected to affirm ratings (BBB- at Fitch / BB+ at S&P / Ba1 at Moody's)

Revolving Credit Facility (RCF)

- Existing ENLK and ENLC RCF expected to be refinanced into a new $1.75 billion RCF at pro forma ENLC
- Financial flexibility to support growth plans

Preferred Units

- Series B Preferred Units to remain outstanding at ENLK, and are expected to be convertible into pro forma ENLC units
- Series C Preferred Units to remain outstanding at ENLK

PRO FORMA ENLC SOURCES ($MM)	
Direct Equity Issued for the Transaction	$4,876
ENLK Senior Unsecured Notes Remain	3,500
New pro forma ENLC RCF	520
ENLK Series B Preferred Units Remain	878
ENLK Series C Preferred Units Remain	400
Draw on new pro forma ENLC RCF	20
Total Transaction Sources	**$10,194**
PRO FORMA ENLC USES ($MM)	
Purchase of Public ENLK Units	$4,876
ENLK Senior Unsecured Notes Remain	3,500
ENLK RCF Repaid	520
ENLK Series B Preferred Units Remain	878
ENLK Series C Preferred Units Remain	400
Transaction Fees and Expenses	20
Total Transaction Uses	**$10,194**

EnLink Midstream Announces Simplification Transaction 12

REMAINING FOCUSED ON 7 GROWTH STRATEGIES EXPANDING STRONG COMMERCIAL RELATIONSHIPS ACROSS OUR PLATFORMS 1 2 Increase asset utilization 5 3 1 Achieve scale 6 7 6 3 2 5 4 7 4 redevelopment Drive growth EnLink Midstream Announces Simplification Transaction 13 Gulf Coast NGL Barnett Shale Proactive participation in Louisiana Repurpose redundant infrastructure Delaware Basin Louisiana Gas Capture incremental opportunities Midland Basin Oklahoma Maximize strategic position

A P P E N D I X

ENLINK’S LEADING ASSET FOOTPRINT EnLink Midstream Announces Simplification Transaction 15 RIGHT EXECUTIONRIGHT EXCELLENCEPARTNERS RIGHT PLAN

SUSTAINABILITY & GROWTH DRIVERS

ENLINK MIDSTREAM

CORE ASSET INTEGRATION ACROSS PRODUCTS, BASINS & SERVICES

~1,500	20	~4.8	7	~260	~11k
Employees across 7 states	Processing facilities	Bcf/d processing capacity	Fractionation facilities	Mbpd fractionation capacity	Miles of pipeline

RIGHT PLACES

- Maintain desirable position in key supply basins and critical demand regions
- Portfolio of supply-push and demand-pull assets provides diversification, stability & opportunities

RIGHT PLAN

- Continue developing a suite of integrated midstream solutions across commodities, basins and services; proactively growing scale and increasing utilization
- Further organically develop and extend our strategic asset portfolio in top U.S. supply basins and demand regions. Focused execution on organic growth projects in our growing supply and demand areas



EnLink Midstream Announces Simplification Transaction 16

2Q18: RIGHT PLAN IN ACTION

ENLINK MIDSTREAM

SYSTEM GROWTH DRIVEN BY OUR STRATEGIES

2 MIDLAND BASIN

Increase asset utilization

~25% GROWTH
IN GAS G&P VOLUME YOY[1]

~40% GROWTH
IN CRUDE GATHERING VOLUME YOY[1]

3 DELAWARE BASIN

Achieve scale

~125% GROWTH
IN G&P VOLUMES YOY[1,2]

AVENGER: JULY START UP
EXPECTED FULLY IN SERVICE 1Q19



1
7
3
2
6
4
5

1 OKLAHOMA

Maximize strategic position

~65% GROWTH
IN GAS G&P VOLUME YOY[1,2]

~6,500 Bbl/d
BLACK COYOTE AVERAGE VOLUMES 2Q18

CONSTRUCTING REDBUD
2nd OKLAHOMA CRUDE GATHERING PLATFORM

6 LOUISIANA

Repurpose redundant infrastructure

OPTIMIZE ASSET VALUE
CAPITAL-EFFICIENT OPPORTUNITIES FOR EXISTING ASSETS IDENTIFIED

4 GULF COAST NGL

Drive growth

FULL CAPACITY UTILIZATION
CAJUN SIBON AVERAGE DURING 1H18

NGL OPPORTUNITIES
EXPECT TO UPDATE PLANS IN 2H18

5 LOUISIANA GAS

Capture incremental opportunities

~2.1 BCF/D
GAS G&T AVERAGE VOLUMES 2Q18

STRONG ASSET POSITION
DRIVES OPPORTUNITIES TO ADD LONG-TERM, HIGH-RETURN GROWTH WITH LIMITED CAPITAL

7 BARNETT SHALE

Proactive participation in redevelopment

5 PRODUCER CUSTOMERS
CONNECTING 21 NEW WELLS YTD 2018

~50 REFRACS
EXPECTED IN 2018 BY PRODUCER CUSTOMERS

[1] Year-over-year (YOY) is defined as 2Q18 average over 2Q17 average. [2] Includes volumes associated with non-controlling interests.

EnLink Midstream Announces Simplification Transaction 17

ONGOING SUPPORT FROM STRATEGIC PARTNER EnLink growth to be aligned unitholders EnLink Midstream Announces Simplification Transaction 18 GIP and EnLink strengthen the strategic partnership through this Right Transaction Vision Positive evolution in the early stage of strategic relationship Shared, unified vision Capital Confidence Affirms confidence in EnLink’s business model, 7 Growth Strategies, and long-term growth trajectory Brings potential new capital sources for future Credit Ratings Aligned Ongoing support of financing plans, including maintaining investment grade credit metrics Interests continue with EnLink’s Expect to own ~41% of pro forma ENLC

ENLC 5 YEAR TAX HORIZON ENLC: 3 keys to enhanced tax deferral outlook Elimination of IDRs reduces unsheltered stream of taxable income Elimination of IDRs Execution of 7 Growth Strategies creates healthy depreciation deductions for tax purposes to shelter income Minimal federal cash taxes for at least 5 years Simplification transaction creates a step-up in tax basis at ENLC which shelters taxable income ENLC Tax Basis Step-Up Achieved EnLink Midstream Announces Simplification Transaction 20 Key Points: ENLC has federal net operating loss carryforwards, which are currently forecasted to be fully utilized during fiscal 2024 Actual cash taxes could materially differ from expectations as assumptions around organic growth, transactions, financial results or tax laws change ENLC forecasted to incur minimal federal cash taxes for at least 5 years from 2019 - 2023

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